RECEIVED

**FILE 82-4297**

2008 JUL 22 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

Re Rule 12 g3-2(b) submission by Konecranes Plc

08003941

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

PROCESSED
JUL 25 2008
THOMSON REUTERS

July 15, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company between June 19 and July 15, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

dw 7/23



Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC  STOCK EXCHANGE RELEASE  JULY 15, 2008 1.30 P.M.

KONECRANES PUBLISHES ITS JANUARY - JUNE 2008 INTERIM REPORT ON JULY 30, 2008

Konecranes will publish its January - June 2008 Interim Report on Wednesday, July 30, 2008 at 10.00 a.m. Finnish time. The report will be available on the company's website at www.konecranes.com immediately after publishing.

An analyst and press conference will be held at the Konecranes offices (address Eteläesplanadi 22 B, inner court, 2nd floor) at 12.00 noon. Finnish time. Please confirm your attendance by Wednesday, July 23, 2008 to katja.hurskainen@konecranes.com.

A live webcast of the conference with the possibility to ask questions will begin at 12.00 noon at www.konecranes.com.

About Konecranes
Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,800 employees, in more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Paul Lönnfors, IR Manager, tel. +358 (0)20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC  STOCK EXCHANGE RELEASE  JULY 1, 2008 AT 2.45 P.M.

# KONECRANES WINS RECORD-BREAKING PORT CRANE ORDER FROM ST.PETERSBURG

Konecranes has in June 2008 received one of its largest-ever orders comprising four ship-to-shore (STS) cranes and ten rubber-tired gantry (RTG) cranes from Russian operator JSC "Fourth Stevedoring Company". The crane delivery will start in the third quarter of 2009. The value of the order is more than MEUR 40.

JSC "Fourth Stevedoring Company" forms part of the largest group of stevedoring companies in St.Petersburg and is a new customer for Konecranes with regards to STS and RTG cranes. The container terminal on the territory of JSC "Fourth Stevedoring Company" currently under construction is expected to have an annual capacity of 350,000 TEUs by 2009 when the first stage is launched. By 2011 throughput is expected to increase to 1,400,000 TEUs.

"The Russian market is one of the world's fastest-growing markets," says Tuomas Saastamoinen, Sales and Marketing Director, Port Cranes at Konecranes. "This order and previous orders from St.Petersburg and Baltic ports over recent months confirm our leading position in the area."

The four Panamax STS container cranes offer efficient loading and unloading of Panamax-sized vessels. They have a lifting capacity of 50 metric tons, an outreach of 38 meters and are equipped with Konecranes AC electrical control system. The ten 16-wheel RTGs have a lifting capacity of 50 metric tons and can stack one over five containers high and seven wide plus a truck lane.

Konecranes has been building a local presence in Russia for several years. Special emphasis has been put on service in order to ensure strong customer support. This commitment has paid off, and today Konecranes' market share in Russia is steadily growing.

This press release and a downloadable picture are available at our website www.konecranes.com

Caption:
"Konecranes supplies STS and RTG container handling cranes to Russian container terminal."

About Konecranes
Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,800 employees, in more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager



FURTHER INFORMATION
Press
Seppo Hoppu, Director, East Europe
E-mail: seppo.hoppu@konecranes.com or phone +358 20 427 4100

Tuomas Saastamoinen, Sales and Marketing Director, Port Cranes
E-mail: tuomas.saastamoinen@konecranes.com or phone +358 20 427 2662

Financial Media and Analysts
Paul Lönnfors, Investor Relations Manager
E-mail: paul.lonnfors@konecranes.com or phone +358 20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE JUNE 19, 2008 AT 10.15 A.M.

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 154,600 new Konecranes shares subscribed for with the stock option rights under Konecranes 1997 stock option plan, B series stock option rights under 2001 stock option plan and C series stock option rights under 2003 stock option plan have been recorded in the Trade Register on June 19, 2008.

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,371,420 shares. The subscription price will be booked in its entirety to the paid in capital.

Trading in the new shares will start on or about June 23, 2008.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,800 employees, in more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfor
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END